SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  Connecticut Yankee Atomic Power Company
(the "Company")


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

     Secured notes (the "Notes") issued pursuant to the Term Loan Agreement between the Company and Toronto Dominion (Texas), Inc., as Agent Bank and as Collateral Agent, dated as of August 22, 1997 (the "Loan Agreement").

2.   Issue, renewal or guaranty:

     Issue

3.   Principal amount of each security:

     $30,000,000 aggregate principal amount

4.   Rate of interest per annum of each security:

     8.23 percent

5.   Date of issue, renewal or guaranty of each security:

     August 22, 1997

6.   If renewal of security, give date of original issue:

     N/A

7.   Date of maturity of each security:

     The Credit Agreement expires August 22, 1998.

8. Name of the person to whom each security was issued, renewed or guaranteed:

Toronto-Dominion (Agent)


9.   Collateral given with each security, if any:

on a pro rata basis, with certain other debtholders, a first priority perfected security interest in the Company's right, title and interest in, to and under the following agreements:

	Power Contracts dated as of July 1, 1964
	Capital Funds Agreements dated as of September 1, 1964
	Additional Power Contracts dated as of April 30, 1984
	1987 Supplementary Power Contracts dated as of April 1, 1987 1996 Amendatory Agreement dated as of December 4, 1996 and all of the Company's rights to receive any federal or state income tax refund and all proceeds of any and all of the foregoing.


10.  Consideration received for each security:

     $30,000,000

11.  Application of proceeds of each security:

To pay down short-term debt

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b):

          Not applicable

     b.   the provisions contained in the fourth sentence of Section 6(b):

          Not applicable


     c. the provisions contained in any rule of the Commission other than Rule U-48:

                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52

                        CONNECTICUT YANKEE ATOMIC POWER COMPANY

                                 By   /s/Debra F. Guss
                                      Northeast Utilities Service Company
                                      Its Attorney

Date: May 11, 1998